SCHEDULE A
to the
ADVISORY AGREEMENT
dated June 2, 2009, amended as of February 25, 2010
between
ADVISORSHARES TRUST
and
ADVISORSHARES INVESTMENTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate*
Dent Tactical ETF	0.95%[1]
WCM / BNY Mellon Focused Growth ADR ETF	0.75%[2]
Mars Hill Global Relative Value ETF	1.35%[3]
Peritus High Yield ETF	1.10%[4]

*Notwithstanding the fee schedule set forth above, each month beginning on the Fund's effective date, the Trust shall pay the Adviser an aggregate minimum monthly fee of $10,000 for its services.

1 Commenced operations as of September 16.
2 Effective registration statement on file, but the Fund has not commenced operations.
3 Registration statement filed but not effective.
4 Registration statement filed but not effective.

A-1